EXHIBIT 1.1

PROMISSORY NOTE

$250,000.00                                              August 14, 2018

For Value received, Sharing Services, Inc. promises to pay Robert Oblon the principal amount of Two Hundred-Fifty Thousand Dollars. ($250,000.00).

1.

Term:  The term shall be on Demand.

2.

Interest:  This is a non-interest bearing note.

3.

Payments: On Demand

4.

Governing Law: The Note is to be governed by and construed under the laws of the State of Nevada.

In Witness Whereof, the parties hereto have executed this Agreement.

Sharing Services, Inc. 1700 Coit Drive, Suite 100 Plano, TX 75075	Robert Oblon 1809 Cliffview Drive Plano, TX 75093
/s/ John Thatch	/s/ Robert Oblon
Signature	Signature
John Thatch, President, CEO and Director	Robert Oblon, Chairman of the Board
Printed Name/Title	Printed Name/Title
August 14, 2018	August 14, 2018
Date	Date